FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Two company announcements made on May 15, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: May 16, 2007	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

Komatsu Ltd. Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: May 15th, 2007 URL: http://www.komatsu.com/

Establishment of the Amount of Remuneration for the Directors of the Company

in the Form of Stock Options and the Details

Komatsu Ltd. (hereinafter “Company”) hereby gives announcement that at the meeting of the Board of Directors held on May 15, 2007, the Company resolved to propose to the 138th Ordinary General Meeting of Shareholders which will be held on June 22, 2007, an agendum to establish an amount for stock options as a remuneration and to issue Stock Acquisition Rights as stock options to the Directors of the Company, as set forth below:

1. Reasons for Resolution

At the 137th Ordinary General Meeting of Shareholders, held on June 23, 2006, the shareholders approved the yearly remuneration amount for Directors of the Company in the form of stock options of up to JPY360 million (provided however, that the salaries for Directors who also serve as Company employees are not included) and details of the Stock Acquisition Rights to be issued as the aforesaid stock option to the Directors of the Company for a one year period beginning on June 24, 2006.

The Company is proposing the amount of remuneration in the form of the aforementioned stock option for this fiscal year and each fiscal year thereafter, will be no more than JPY360 million (of which, up to JPY50 million is allocated for Outside Directors). The Company wishes to propose that it will be possible to flexibly plan the details of the Stock Acquisition Rights issued to the Directors of the Company (including Outside Directors) as stock options within a set range of amount and details that the Company requests for the shareholders’ approval at this General Meeting of Shareholders, as stated in below 2. (2).

The amount of remuneration in the form of the above mentioned stock options (including Outside Directors) is calculated after considering the situation until present regarding stock option grants, and various other factors. With respect to the details of the Stock Acquisition Rights issued to the Directors of the Company (including Outside Directors) as the stock options proposed in this item for the shareholders’ approval, the Stock Acquisition Rights are issued as stock options for the purposes of raising the motivation and morale of the Directors of the Company, which shall contribute to the improvement of the consolidated performance of the Company as stated above, the details are decided based on various factors including the situation until present regarding stock option grants, and, in light of the factors above mentioned the details that are decided are considered reasonable.

After this agenda item is approved, the Company plans to issue and allocate Stock Acquisition Rights as stock options to the Directors of the Company every year upon resolution of the Board of Directors and within the range of amount and details that are approved at this Ordinary General Meeting of Shareholders.

The Company currently has ten (10) Directors (including three (3) Outside Directors), and assuming that the Item 2 of the Agenda is approved as the original proposal, the number of Directors will be the same ten (10).

2. Details of Agenda Item

(1)	Separate from the monthly remuneration amount for Directors of the Company, the Company asks shareholders to approve a yearly amount of not more than JPY360 million for a year from the day of the Ordinary General Meeting of Shareholders of the respective fiscal year that comprises the yearly amount for remuneration in the form of stock options issued to the Directors of the Company (provided however, that the salaries for Directors who also serve as Company employees are not included), and in this, not more than JPY50 million for a year from the day of the Ordinary General Meeting of Shareholders of the respective fiscal year is yearly remuneration for Outside Directors.

(2)	The Stock Acquisition Rights to be issued as stock options to Directors of the Company (including Outside Directors) are as follows:

1)	Type and number of ordinary shares to be issued upon the exercise of the Stock Acquisition Rights

The maximum number of Stock Acquisition Rights to be issued on a date within a year from the day of the Ordinary General Meeting of Shareholders of the respective fiscal year shall be 239 (of which, a total number of 33 is allocated for Outside Directors).

The maximum number of ordinary shares of the Company that Directors of the Company may receive through the exercise of the Stock Acquisition Rights to be issued on a date within a year from the day of the Ordinary General Meeting of Shareholders of the respective fiscal year shall be 239,000 shares (of which, 33,000 shares are allocated for Outside Directors). When the Number of Granted Shares (defined below) is adjusted, the maximum number of shares granted to Directors and Outside Directors will be obtained by multiplying the total number of the aforementioned Stock Acquisition Rights by the Number of Granted Shares after adjustment, respectively.

The number of shares subject to one Stock Acquisition Right (hereinafter “Number of Granted Shares”) shall be 1,000 shares. If, however, the Company either effects a stock split of its ordinary shares (including allotment of ordinary shares of the Company to shareholders without consideration; the same applies hereinafter) or effects a stock consolidation after the date of resolution of this agenda item (hereinafter “Resolution Date”), the Number of Granted Shares in connection with the aforementioned Stock Acquisition Rights shall be adjusted proportionately, in accordance with the ratio of the stock split or the stock consolidation in question. Also, if it is necessary to adjust the Number of Granted Shares after the Resolution Date for other reasons, the Company can adjust the Number of Granted Shares in connection with the aforementioned Stock Acquisition Rights to the extent reasonable.

Fractions of less than one (1) share resulting from the foregoing adjustments shall be rounded down.

2)	Amount of assets to be paid upon exercise of the Stock Acquisition Rights

The amount of assets to be paid upon exercise of the Stock Acquisition Rights shall be the amount calculated by multiplying the paid-in amount per share to be transferred upon exercise of the Stock Acquisition Rights (hereinafter “Exercise Price”) by the Number of Shares subject to one Stock Acquisition Right.

The Exercise Price shall be the amount calculated by multiplying 1.05 by the average of the closing price of the Company’s ordinary shares of each day in regular trading during the month (excluding days when there were no transactions of the Company’s ordinary shares) (hereinafter “Closing Price”) at the Tokyo Stock Exchange, immediately preceding the month in which the date of allotment of the Stock Acquisition Rights falls (hereinafter “Allotment Date”), with fractions of less than one (1) yen rounded up to a whole yen. However, if the Exercise Price is lower than the Closing Price on the Allotment Date (if there is no Closing Price on that date, the Closing Price on the immediately preceding transaction date shall be applied), the Closing Price on the Allotment Date shall be applied.

The Company can suitably adjust the Exercise Price to the extent reasonable after the Allotment Date of the Stock Acquisition Rights when the Company effects a stock split or stock consolidation of ordinary shares of the Company; issues new ordinary shares or disposes ordinary shares of the Company at a price below the market price; allots, without consideration, shares of the Company of a class other than the ordinary shares to holders of the ordinary shares of the Company; or pays dividends in the form of shares of another company to the holders of ordinary shares of the Company; and if, in consideration of all factors in the situation, there is a need to adjust the Exercise Price.

3)	Exercise period for the Stock Acquisition Rights

The exercise period for the Stock Acquisition Rights will be the period decided by the Board of Directors and within 7 years starting from the Response Day of the year following the year of the Allotment Date.

4)	Restrictions on the transfer and acquisition of Stock Acquisition Rights

Transfer and acquisition of Stock Acquisition Rights shall be required the approval by resolution of the Board of Directors of the Company.

5)	Conditions for exercising the Stock Acquisition Rights

If a holder of Stock Acquisition Rights, be they Director, Corporate Auditor, or employee of the Company, or Director, Corporate Auditor, or employee of an affiliate of the Company, loses all their respective positions, that person is able to exercise the Stock Acquisition Rights only within a period of three years from the day they lost their position, and other terms and conditions concerning the exercise of Stock Acquisition Rights shall be decided at a meeting of the Company’s Board of Directors.

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Komatsu Ltd. Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: May 15th, 2007 URL: http://www.komatsu.com/

Stock Acquisition Rights as Stock Options to Employees of the Company and

Directors of Major Subsidiaries of the Company

Komatsu Ltd. (hereinafter “Company”) hereby gives announcement that at the meeting of the Board of Directors held on May 15, 2007, the Company resolved to propose an agendum to the 138th Ordinary General Meeting of Shareholders which will be held on June 22, 2007, to give the Company’s Board of Directors the authority to issue Stock Acquisition Rights as Stock Options to Employees of the Company and Directors of Major Subsidiaries of the Company in accordance with the provisions of Articles 236, 238, and 239 of the Corporation Act, and we hereby inform you as follows.

[Description]

1.	Reasons for Necessity of Issuing the Stock Acquisition Rights on Preferential Terms and Conditions

The Company would like to grant Stock Acquisition Rights to employees of the Company and to the directors of major subsidiaries of the Company, for the purpose of raising their morale and their motivation to contribute to the improvement of the consolidated performance of the Company.

2.	Details of the Stock Acquisition Rights and the Maximum Number of Such Rights That the Board of Directors Can Decide to Issue Within the Scope of Authority Granted by a Resolution at this General Meeting of Shareholders

(1)	The maximum number of the Stock Acquisition Rights for which the terms and conditions of the issue can be determined based on the authority granted by this General Meeting of Shareholders

The maximum number of Stock Acquisition Rights to be issued under the conditions described in 2. (3) below shall be 323.

The maximum number of ordinary shares to be issued upon the exercise of the Stock Acquisition Rights shall be 323,000 shares, and if the Number of Shares Granted (defined below) subject to Stock Acquisition Rights has been adjusted as provided for in 2. (3) below, the maximum number of ordinary shares to be issued shall be the number arrived at by multiplying the above mentioned maximum number of the Stock Acquisition Rights by the adjusted number of shares in connection with the Stock Acquisition Rights.

(2)	The Company may issue Stock Acquisition Rights in question without consideration.

(3)	Details of the Stock Acquisition Rights to be issued on the basis of the authority granted by this General Meeting of Shareholders

1)	Type and number of shares to be issued upon the exercise of Stock Acquisition Rights

The shares to be issued for the Stock Acquisition Rights shall be ordinary shares, and the number of shares subject to one Stock Acquisition Right (hereinafter “Number of Shares Granted”) shall be 1,000 shares. However, after the resolution date of this agendum (hereinafter “Resolution Date”), if the Company effects a stock split of its ordinary shares (including allotment of ordinary shares to shareholders without consideration; the same applies hereinafter) or effects a stock consolidation, the Number of Shares subject to one Stock Acquisition Right shall be adjusted proportionately, in accordance with the ratio of the stock split or the stock consolidation in question. Also, if it is necessary to adjust the Number of Shares Granted after the Resolution Date for other than the aforementioned reasons, the Company shall adjust the Number of Shares Granted in connection with the aforementioned Stock Acquisition Rights to the extent reasonable.

Fractions of less than one (1) share resulting from the foregoing adjustment shall be rounded down.

2)	Amount of assets paid upon exercise of the Stock Acquisition Rights

The amount of assets paid upon exercise of the Stock Acquisition Rights shall be the amount calculated by multiplying the paid-in amount per share to be transferred upon exercise of the Stock Acquisition Rights (hereinafter “Exercise Price”) by the Number of Shares subject to one Stock Acquisition Right.

The Exercise Price shall be the amount calculated by multiplying 1.05 by the average of the closing price of the Company’s ordinary shares of each day in regular trading during the month (excluding days when there was no transaction of the Company’s ordinary shares) (hereinafter “Closing Price”) at the Tokyo Stock Exchange, immediately preceding the month in which the date of allotment of the Stock Acquisition Rights falls (hereinafter “Allotment Date”), with fractions of less than one (1) yen rounded up to a whole yen. However, if the Rights Exercise Price is lower than the Closing Price on the Allotment Date (if there is no Closing Price on that date, the Closing Price on the immediately preceding transaction date shall be applied), the Closing Price on the Allotment Date shall be applied.

In addition, the Exercise Price shall be adjusted as follows.

i.	If the Company effects a stock split or stock consolidation after the Allotment Date of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, with fractions of less than one (1) yen resulting from the adjustment being rounded up to a whole yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	X	1
Ratio of stock split (or stock consolidation)

ii.	After the Allotment Date of the Stock Acquisition Rights, if the Company issues new ordinary shares or disposes of the Company’s shares in treasury at a price below the market price, the Exercise Price shall be adjusted in accordance with the following formula, with fractions of less than one (1) yen being rounded up to a whole yen. However, this shall not apply to the cases where issue or disposition of ordinary shares is made upon exchange of securities exchangeable for Company’s ordinary shares, or upon exercise of Stock Acquisition Rights (including corporate bonds with Stock Acquisition Rights).

Exercise Price after adjustment	=	Exercise Price before adjustment	X	Number of currently issued shares	+	Number of newly issued shares	X	Paid-in amount per share
Market Price
Number of currently issued shares + Number of newly issued shares

In addition, the “Number of currently issued shares” in the formula above shall exclude the number of the Company’s shares in treasury, and when disposing of the Company’s shares in treasury, the term “Number of newly issued shares” shall be read as “Number of the Company’s shares in treasury for disposal.”

iii.	After the Allotment Date of the Stock Acquisition Rights, if the Company allots shares of the Company of a class other than the ordinary shares without consideration to the holders of the ordinary shares of the Company, or pays dividends in the form of shares of another company to the holders of the ordinary shares, and if, in consideration of all factors in the situation, there is a need to adjust the Exercise Price, the Company shall adjust the Exercise Price to the extent reasonable.

3)	Exercise period for the Stock Acquisition Rights

From September 1, 2008 to August 31, 2015

4)	Matters concerning the increase in paid-in capital and capital surplus in the event of issuance of shares upon the exercise of the Stock Acquisition Rights

i.	The amount of paid-in capital increase in the event of the issuance of shares upon the exercise of the Stock Acquisition Rights shall be 1/2 of the maximum amount of capital increase, calculated in accordance with Article 40, Paragraph 1 of the Regulations for Corporation Accounting. Fractions less than one (1) yen resulting from the calculation shall be rounded up.

ii.	An increase in the capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights shall be the amount obtainable by subtracting the amount of the paid-in capital increase from the maximum amount of the capital increase, as set forth in 4) i. above.

5)	Restriction on Transfer and Acquisition

Acquisition and transfer of the Stock Acquisition Rights shall be subject to the approval by resolution of the Board of Directors.

6)	Provisions pertaining to acquisition of the Stock Acquisition Rights by the Company

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition by the Company.

7)	Conditions for exercising the Stock Acquisition Rights

If a holder of Stock Acquisition Rights, be they Director, Corporate Auditor, or employee of the Company, or director, corporate auditor, or employee of an affiliate of the Company, loses all their respective positions, that person is able to exercise the Stock Acquisition Rights only within a period of three years from the day they lost their position, and other terms and conditions concerning the exercise of Stock Acquisition Rights shall be decided at a meeting of the Company’s Board of Directors.

8)	In the event where the Company engages in any merger (after which the Company ceases to exist), a corporate split in which a division is merged into an existing company, a corporate split in which a division is spun off to establish a new company (for both, limited to cases where the Company is split up), or an exchange or transfer of shares (for both, limited to cases where the Company becomes a fully-owned subsidiary) (hereinafter collectively “Restructuring Actions”), each person holding the remaining Stock Acquisition Rights at the time the Restructuring Actions take effect (hereinafter “Remaining Stock Acquisition Rights”) shall be granted the Stock Acquisition Rights of the relevant joint stock companies prescribed in Items i) through ho) of Article 236, Paragraph 1, Item 8 of the Corporation Act (hereinafter “Reorganized Company”), in accordance with the conditions set forth below. In this event, the Remaining Stock Acquisition Rights shall be extinguished and new Stock Acquisition Rights in the Reorganized Company shall be issued. However, the new Stock Acquisition Rights shall be granted only if provisions for granting them in accordance with the following conditions (i–viii) are included as conditions in a merger agreement (in which the Company is merged into a Reorganized Company or a Reorganized Company is established as the result of the merger), a corporate split agreement in which a division is merged into a Reorganized Company, a plan for a corporate split in which a division is spun off to establish a Reorganized Company or a share exchange agreement, or a plan for transfer of shares.

i.	Number of the Stock Acquisition Rights of a Reorganized Company to be granted

At the time the Restructuring Actions take effect, each holder of the Remaining Stock Acquisition Rights shall be granted an identical number of the Stock Acquisition Rights of the Reorganized Company.

ii.	Type of shares of the Reorganized Company to be issued for the Stock Acquisition Rights

Type of shares subject to the Stock Acquisition Rights shall be ordinary shares of the Reorganized Company.

iii.	Number of shares of the Reorganized Company to be issued upon exercise of the Stock Acquisition Rights

The number of shares shall be determined in accordance with 1) above, after taking into consideration the conditions or other factors concerning the Restructuring Actions.

iv.	Amount of assets to be paid upon the exercise of the Stock Acquisition Rights

The amount of assets to be paid upon the exercise of newly granted Stock Acquisition Rights shall be the amount obtainable by multiplying the Rights Exercise Price to be adjusted after taking into consideration the conditions and other factors concerning the Restructuring Actions, by the number of shares to be issued for each acquisition right as stipulated in 8) iii. above.

v.	Exercise period for the Stock Acquisition Rights

The Exercise Period shall begin on either the first day of the exercise period for the Stock Acquisition Rights stipulated in 3) above, or on the day that the Restructuring Actions take effect, whichever is later, and shall continue to the final day of the exercise period for the Stock Acquisition Rights stipulated in 3) above.

vi.	Increase in paid-in capital and capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights

Such increases shall be determined based on 4) above.

vii.	Restriction on Transfer and Acquisition of the Stock Acquisition Rights

Transfer and Acquisition of the Stock Acquisition Rights shall be required to be approved by the Reorganized Company.

viii.	Provisions pertaining to acquisition of the Stock Acquisition Rights

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition of the Stock Acquisition Rights.

9)	In case where the number of shares to be issued or transferred to the holders of the Stock Acquisition Rights includes any fraction less than one (1) share, such fraction shall be rounded down.

(4)	Delegation of authority to make decisions regarding the issue of the Stock Acquisition Rights and related matters

In addition to the above provisions, decisions regarding the issue of the Stock Acquisition Rights and all the relevant details shall be decided by the resolution of the meeting of the Board of Directors which shall be held separately.

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